PANTOP CORPORATION

Address: Suite 3906, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong

Phone: +852 5325 5932  Fax: +852 2149 7094  Email: info@pantopcorp.com

VIA EDGAR

December 19, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz, Assistance Director
Mary Beth Breslin
Kevin L. Vaughn, Accounting Branch Chief
David Burton

Re:	Pantop Corporation
Registration Statement on Form S-1
Filed on September 23, 2014
File No. 333-198885

Acceleration Request

Requested Date: December 23, 2014 Tuesday

Requested Time: 10:01 AM Eastern Time

Dear Sirs/Madams,

Pantop Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

-	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
-	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
-	the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant request that it be notified of such effectiveness either by email to Pantop Corporation through info@pantopcorp.com or contact our Officer through +852 5495 3987.

Sincerely,

Pantop Corporation

By: /s/ Lijuan Hao

___________________

Lijuan Hao

President

Cc. Grenfell Capital Limited